Exhibit 99.1

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION
AND OPERATING RESULTS FOR THE FIRST QUARTER ENDED
MAY 31, 2012

INTRODUCTION

This management’s discussion and analysis (“MD&A”) comments on the financial results and the financial situation of Neptune Technologies & Bioressources Inc. (“Neptune” or “the Corporation”) including its subsidiaries, Acasti Pharma Inc. (”Acasti”) and NeuroBioPharm Inc. (”NeuroBioPharm”) for the three-month periods ended May 31, 2012 and May 31, 2011. This MD&A should be read in conjunction with our consolidated interim financial statements for the three-month periods ended May 31, 2012 and May 31, 2011. Additional information on the Corporation, as well as registration statements and other public filings are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

In this MD&A, financial information for the three-month periods ended May 31, 2012 and May 31, 2011 is based on the consolidated interim financial statements of the Corporation, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”),  and is presented in thousands of Canadian dollars unless otherwise specified. In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors has approved this MD&A, on July 12, 2012. Disclosure contained in this document is current to that date, unless otherwise noted.

Unless otherwise indicated, all references to the terms “we”, “us”, “our”, “Neptune”, “enterprise” and “Corporation” refer to Neptune Technologies & Bioressources Inc. and its subsidiaries. Unless otherwise noted, all amounts in this report refer to Canadian dollars. References to “CAD”, ‘USD” and “EUR” refer to Canadian Dollars, US Dollars, and the Euro, respectively. Disclosures of information in this report has been limited to that which Management has determined to be “material”, on the basis that omitting or misstating such information would influence or change a reasonable investor’s decision to purchase, hold or dispose the Corporation’s securities.

FORWARD-LOOKING STATEMENTS

Certain comments and statements contained in this MD&A constitute forward-looking statements that reflect Neptune’s objectives, estimates and expectations. These statements may include the use of terms such as “believe”, “anticipate”, “estimate”, “looking ahead” and “expect”, as well as the use of verbs in the conditional and future tenses. By their nature, these forward-looking statements involve certain risks and uncertainties. As a consequence, results could differ materially from the

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Corporation’s expectations. This MD&A as well as our Annual Information Form under the heading Risk Factors – available on SEDAR at www.sedar.com – deals with risks which could cause significant differences between the results contained herein and Neptune’s expectations. The forward-looking statements contained in this MD&A reflect our current assumptions and, accordingly, are subject to change. However, we disclaim all intentions and assume no obligation to update or revise the forward-looking statements, whether based on new information, events or other factors, unless required to do so by applicable securities’ laws.

Non-IFRS Financial Measures

“Adjusted EBITDA” is non-IFRS financial measure:

Adjusted EBITDA is defined as EBITDA prior to recognizing share-based compensation costs, foreign exchange gains or losses and other items that do not impact the core operating performance of the Corporation, such as impairment losses and the recognition of tax assets from prior periods.  Share-based compensation costs are a component of employee remuneration and can vary significantly with changes in the market price of the Corporation’s shares. Foreign exchange gains or losses are a component of finance income or finance costs and can vary significantly with currency fluctuations from one period to another. In addition, other items that do not impact core operating performance of the Corporation may vary significantly from one period to another. As such, adjusted EBITDA provide improved continuity with respect to the comparison of the Corporation’s operating results over a period of time.

Our method for calculating adjusted EBITDA may differ from that used by other corporations.

BUSINESS OVERVIEW

The Corporation has three reportable operating segments structured in three distinctive legal entities: the first is producing and commercializing nutraceutical products (Neptune), the second is for the development and commercialization of pharmaceutical products for cardiovascular diseases applications (Acasti Pharma) and the third is for the development and commercialization of pharmaceutical products for neurological diseases applications (NeuroBioPharm).

NEPTUNE

The Corporation continues to expand its customer base worldwide and is expecting revenue growth to be driven by repeat demand from existing customers and incoming demand from new customers from North America, Europe and Australia.

At the beginning of the quarter, Neptune attended the 24th annual Roth OC Growth Stock Conference in California from March 11 to 14, 2012.  Neptune also took that opportunity to present on Monday, March 12, at The Ritz Carlton in Laguna Niguel, California in front of a large number of buy-side investors.

On March 9, 2012 and in the presence of the Premier of Québec, Jean Charest, Neptune announced that the corporation had finalized its expansion plans at its Sherbooke plant, an expected investment of between $23,000 and $25,000 and expected to create at least 40 new jobs. Neptune expects to triple its production capacity with the expansion of the Sherbrooke plant. The first phase which should increase the capacity to 300MT per year is expected to be completed by the end of the current fiscal year.  Phase two, which should increase the capacity from 300MT per year to 500MT per year, is expected to be completed by Q2-2014.  The excavation began in December 2011. For its expansion project, Neptune counted on the financial support of various key players. The Provincial Government, via Investissement Québec, agreed to contribute a $3,000 grant, plus $1,100 in investment tax credits. The Federal Government, via Canada Economic Development, agreed to contribute $3,500 via an interest-free loan. Also, Desjardins Business Center agreed to contribute a $9,000 mortgage loan, and Sherbrooke Innopole a $200 grant. The balance is expected to be provided by Neptune’s working capital. In addition to the 90 to 100 people employed during the construction, the entire project is expected to create more than 40 permanent jobs in Sherbrooke, in addition to the 65 existing positions.  The new two-level building with an area of 40,000 square feet will almost entirely be dedicated to the production process, in addition to the existing 12,000 square feet facility, which accommodates labs, administrative offices and the current production facility. The structure of the new plant is very innovative and will allow greater flexibility for Neptune’s production lines and improved efficiency and productivity for the Corporation.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

The Corporation presented novel innovative product opportunities customized for dietary supplements, functional and medical foods and introduced a new pipeline of novel formulations containing its proprietary marine omega-3 phospholipids enhanced with validated bioactive ingredients targeted to specific health applications to its clientele in Engredea/Natural Products Expo West in Anaheim on March 9th-11th 2012 and in Vitafoods Europe in Geneva on May 22nd-24th 2012. After the successful launch of its new product, Eco Krill OilTM (“EKOTM”) in 2010, Neptune will be testing in fiscal 2013 the industry’s reception of a new biomass extract generated from Neptune’s research and development program targeting new cognitive health indications. The Corporation will also be developing pilot commercial products for functional food applications including juice, fruit berries, fruit paste and protein bars for both human and animal health.

Neptune is able to leverage scientific results demonstrating health benefits specific to the proprietary composition of Neptune Krill Oil - NKO® on prevalent human conditions, such as premenstrual syndrome, high cholesterol, inflammation, osteoarthritis and attention deficit hyperactivity disorder. Moreover, the clinical trials for functional/medical food applications with the multinational corporations.  In accordance with its scientific strategy, Health Canada approved, exclusively for NKO®, therapeutic and risk reduction claims, corrobating aspects of Neptune’s clinical research and substantiating NKO® safety and effectiveness on cardiovascular health, inflammation and women’s health.

On March 27, 2012, Neptune appointed Platinum VIII Investments & Media LLC. as investor relation firm for the United States.  Neptune entered into an IR agreement with Platinum to develop and implement a capital markets program for the US. The term of the IR Agreement was for a period of six months. In addition to a fee of $10,000 per month, Platinum was granted options to purchase an aggregate total of 150,000 common shares of Neptune at a price of $3.15 per share. The options will vest in equal amounts at the rate of 15% per quarter and have a three-year term expiring on March 23, 2015.

Also on March 27, 2012, Neptune entered into a multi-year partnership with former NFL (National Football League) Super Bowl Champion and Hall-of Fame quarterback, John Elway.  John Elway retired in 1999 and statistically was the second most prolific passer in NFL history. He is currently Executive Vice President of Football Operations for the Denver Broncos in addition to being part owner of four successful Elway’s Restaurants and the same number of automobile dealerships bearing his name.  The compensation package is a combination of cash payment as well as stock options over the contractual period.

On May 10, 2012, Mr. Elway along with Neptune’s team attended the SupplySide MarketPlace Trade show at the Javits Center in New York City.  Mr. Elway took this opportunity to meet with investors and partners and also stopped at Neptune’s booth to meet with participants at the show.  This was the first of many public appearance of John Elway as NKO® as Neptune’s ambassador.

On April 11, 2012, Neptune’s Board of Directors, as part of its annual review of direct and indirect remunerations, confirmed the grants of a total of 1,580,000 incentive stock options of Neptune, 730,000 rights on NeuroBioPharm warrants held by Neptune to employees, executive officers and directors. Neptune incentive stock options have an exercise price of $3.15 and a 3 year maturity. Rights on NeuroBioPharm warrants have an aggregate exercise price $0.75 and maturities of April 12, 2016, and were subject to shareholder approval, which was obtained on June 21, 2012. Insiders have been granted a total of 800,000 Neptune incentive stock options, and 435,000 rights on NeuroBioPharm warrants.

On May 22, 2012, Neptune filed for Reexamination the Aker Biomarine’s granted Australian patent (AU2008231570).  Neptune also communicated its conclusion that Aker’s patent had no impact on its position as the leading krill oil provider to the Australian market. Neptune also reaffirmed that it firmly believes that Aker’s patent is invalid.  Specifically, there are clear disclosures in prior printed publications and patents, some of which predate Aker’s application by almost twenty years, which teach exactly what Aker claims to have invented. Furthermore, and tellingly, it is noted that both the United States and European Patent Offices have rejected these claims, or narrower versions thereof, for lack of novelty and obviousness.  Accordingly, in light of the prior printed publications and patents put forth in this Reexamination Request, Neptune believes the Australian Patent Office will reconsider its grant of Aker’s patent and declare the recently-issued claims to be unpatentable.

Also, on May 22, 2012, Neptune received the certification from “Friend of the Sea” being the only krill oil manufacturer to obtain that certification.  Neptune engaged in the certification process with Friends of the Sea (‘‘FOS’’), an internationally recognized organization which verifies the sustainable origin of marine products. FOS had been selected by Omega-3 producers worldwide

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

as the most independent and reliable sustainability certification. The eco-label also provides an effective way to communicate environmental performance to their customers.

Neptune successfully obtained FOS certification by complying with strict krill sustainability criteria which ensure:
•	The stock is not overfished;
•	The fishery is in compliance with the management measures;
•	Does not have by catch of endangered species;
•	Does not have an adverse impact on the ecosystem or seabed;
•	Social accountability; and
•	Gradual reduction of carbon footprint.

This certification can also be extended to distributors who can successfully substantiate that Neptune is their sole krill oil provider. Once audited, it will allow them to include the FOS logo on their packaging and marketing material. The FOS claim is very straight forward and easily understood by consumers compared to other sustainability certifications. In conjunction, with the NSF accreditation obtained in 2011, Neptune has ensured an environmentally responsible business approach from sourcing of raw material to commercialization.

On May 23, 2012, Neptune announced that Dr. Harlan Waksal, Executive Vice-President, Business & Scientific Operations of Acasti Pharma Inc., was appointed to the Corporation’s Board of Director. Dr. Harlan Waksal is a retired physician, founder of Imclone System Inc. in which he has been involved as the President, Chief Executive Officer, Chief Operating Officer and Executive Vice-President from 1987 to 2003. Imclone System has developed and obtained approval for a new targeted biologic cancer therapy known as Erbitux and was later acquired by Eli Lily for $6.5 billion US in October 2008. Dr. Harlan Waksal currently sits on the Board of Directors of Oberlin College and Senesco Technologies, is the author of over 50 scientific publications and has been the author of multiple patents and patents applications.

During the first quarter, Neptune continued its investor relations efforts in order to increase Neptune’s visibility towards the investment community in Canada and the United States, with the objective of reaching higher trading volume on NASDAQ and TSX. More specifically, the Corporation presented in multiple cities including New York, Boston and Toronto.

ABOUT THE SUBSIDIARIES

Acasti Pharma Inc. (“Acasti”)

During the three-month period ended May 31, 2012, the Acasti made significant progress in its research and pharmaceutical product development, advancing with its prescription drug candidate while expanding its commercialization efforts for its medical food “Onemia™”. The following is a summary of the period’s highlights:

Acasti’s clinical trials’ recruitment has continued and progressed during the three-month period ended May 31, 2012.  New recruitment centers have been added to both trials, including clinics specialised in the management of lipid disorders, which should accelerate the recruitment of patients with elevated triglycerides.  Acasti also filed an amended Clinical Trial Application (CTA) with Health Canada, in order to add a 4g arm to the open label clinical trial based on a FDA recommendation, as well as to broaden the inclusion criteria of the trial in order to facilitate recruitment.  A CTA amendment was also filed for the double blind clinical trial in order to broaden the inclusion criteria as well.  Health Canada informed the Corporation that it had no objection to both CTA amendments.

Acasti has accentuated its business development and direct commercialization activities in the USA for its medical food Onemia™.  Multiple physicians were sampled and have initiated and continued their recommendations of Onemia™ for patients diagnosed with cardiometabolic disorders.  Simultaneously, pharmacies have started recognizing the potential demand for Onemia™ and have accepted it as a behind the counter (by doctor’s recommendation only) medical food. The success of
Onemia™ should provide short-term revenues which will contribute to Acasti’s further research and development projects while establishing a validation of Acasti’s omega-3: phospholipid pipeline in the healthcare industry paving the road for CaPre™, the prescription drug candidate in development.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

NeuroBioPharm Inc. (“NeuroBioPharm” or “NeuroBio”)

The status of the NeuroBio’s new pharmaceutical products; Over-the-counter (OTC), prescription medical foods, and prescription drug products, is as follows:

During fiscal year 2010, NeuroBio made significant progress in its scientific research and development programs. NeuroBio completed a preclinical study in collaboration with NeuroCode AG, (Wetzlar, Germany), a team of recognized experts dedicated to specific profiling of active pharmaceutical ingredients by means of electroencephalographic (EEG) power spectra of conscious free moving rats. The objectives of the trial were a) to determine the nature and extent of effect of the new NeuroBio medical food candidate (“MPL VIII”) on the electrical activity of the brain, and b) to characterize the EEG effects in relation to standard central nervous system (CNS) drugs. At the lowest daily dose of 250mg, MPL VIII showed a significant effect strongly resembling (by 80% and 100%) the activity of methylphenidate or Ritalin®, a drug recognized as the gold standard for the treatment of Attention Deficit Hyperactivity Disorder (ADHD). This data provides evidence that MPL VIII, a highly concentrated phospholipid extract, may be an effective treatment for children with ADHD and a safe alternative to Ritalin®. NeuroBio and Neptune are advancing research with newly developed products aimed to improve the cognitive and emotional health of children and adults, which will be concluded in the near future.

For NeuroBio, a medical food candidate and a drug candidate for non-GLP development and chemical analyses were initiated in fiscal period ended February 28, 2009. Preclinical testing has been initiated evaluating toxicity and pharmacokinetics.

MPL VI, MPL VII, MPL VIII and MPL IX are new products in the pipeline of NeuroBio in the process of research and development as prescription drugs, OTC and medical foods for the safe and effective management of cognitive, behavioral and neurological disorders.

Altogether, MPL VI, MPL VII, MPL VIII and MPL IX will enter a more than $20 billion market and with each product having, we believe, the potential to achieve market sales up to $50 million at five years’ post-launch.

Product	Channel	Indication	Stage of development	Launch Year (Calendar Year)
MPL VI	Medical food / OTC	Prevention of cognitive decline	Preclinical/clinical	n/a
MPL VII	Medical Food / OTC	Memory, concentration and learning disorders	Preclinical/clinical	2013
MPL VIII	Medical food / OTC	ADHD	Preclinical/clinical	2013
MPL IX	Prescription Drug	Neurological disorders	Preclinical	n/a

NeuroBio is establishing itself with international and strategic industrial partners who are seeking safe and effective products for the maintenance of cognitive health for the OTC market, the clinical dietary management of cognitive decline and neurodevelopmental problems as medical foods and finally, prescription drugs for the treatment of neurodevelopmental and neurological disorders. In relation to medical food, NeuroBio has completed a clinical study evaluating the efficacy of NKO® softgels in patients diagnosed with early stage Alzheimer’s disease when compared to fish oil and a placebo. The encouraging results from this study lead NeuroBio to conduct research on the mechanisms of action to target patients who may specifically benefit from treatment.

The working capital deficiency as at May 31, 2012 was $17,594,879, of which $16,200,000 is due to the redeemable Class B, G, H shares classified as short-term liabilities. NeuroBio’s available funds are provided by Neptune, on an ongoing basis. At May 31, 2012, the Corporation had cash on hand in the amount of $1,080,261.  NeuroBio’s available funds will be used to execute the NeuroBio’s business plan for the next twelve (12) months. The timing and stages of research and development programs that management anticipates will be reached using funds available to NeuroBio. The principal use of available funds over the upcoming year is estimated as follows: $230,000 for prescription drug development program and $520,000 for OTC and Medical

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Food products development and commercialization, while intellectual property protection, research and development costs, laboratories rental and spending, administration expenses and salaries sum up to $150,000. NeuroBio does not intend to raise additional proceeds from third parties to fund any anticipated negative operating cash flow and does not expect any material capital expenditures for the next twelve months, except as disclosed above.

NeuroBio estimates that it will first reach commercial production of its Medical Foods after completing preclinical/clinical studies, which the Corporation estimates should be achieved within one (1) year and representing an investment of approximately $350,000. NeuroBio’s research and development programs are performed by the NeuroBio, Neptune and other subcontractors.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Selected consolidated financial information

The following tables set out selected financial information for the three-month periods ended May 31, 2012 and May 31, 2011. This information is based on the Corporation’s unaudited consolidated interim financial statements and accompanying notes for the three-month periods ended May 31, 2012 and May 31, 2011 and should be read in conjunction with the notes thereto.

(In thousands of dollars, except per share data)
	Three-month period ended May 31, 2012	Three-month period ended May 31, 2011
	$	$
Revenue from sales	6,153	4,283
Adjusted EBITDA1	142	(167)
Net loss	(1,695)	(1,258)
Net loss attributable to the owners of the Corporation	(983)	(838)
Net loss per share:
Basic	(0.020)	(0.020)
Diluted	(0.020)	(0.020)

Total assets	48,632	33,914
Working capital2	21,650	20,818
Total equity	32,785	23,688
Long term debt (incl. current portion) portion)	6,106	4,537

Key ratios (% of revenue):
Gross profit	59%	52%
Selling expenses	9%	15%
General and administrative expenses	48%	42%
Research and development expenses	29%	17%
Adjusted EBITDA	2%	(4%)

1
The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results are unlikely to be comparable to similar measurements presented by other public corporations. Neptune obtains its Adjusted EBITDA measurement by adding to net income (loss), finance costs, depreciation and amortization, income taxes, foreign exchange gains and losses, loss from sale of property, plant and equipment and impairment of property, plant and equipment, incurred during the fiscal year. Neptune also excludes the effects of non-monetary transactions recorded, such as share-based compensation, changes in the fair value of derivatives and the recognition of investments tax credits from prior years for accounting purposes, for its Adjusted EBITDA calculation.

2
The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public corporations.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

RECONCILIATION OF NET PROFIT (LOSS) TO ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (Adjusted EBITDA)

A reconciliation of the Adjusted EBITDA is presented in the table below. The Corporation uses adjusted financial measures to assess its operating performance. Securities regulations require that corporations caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other corporations. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results.

Neptune obtains its Consolidated Adjusted EBITDA measurement by adding to net income (net loss), finance costs, depreciation and amortization, income taxes, foreign exchange gains and losses, loss from sale of property, plant and equipment and impairment of property, plant and equipment, incurred during the fiscal year. Neptune also excludes the effects of certain non-monetary transactions recorded, such as share-based compensation, changes in fair value of derivatives and the recognition of investment tax credits from prior years for accounting purposes, for its Adjusted EBITDA calculation. The Corporation believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring.

Reconciliation of non-IFRS financial information
	Three-month period ended May 31, 2012	Three-month period ended May 31, 2011
	$	$
Net loss	(1,695)	(1,258)
Add (deduct):
Depreciation and amortization	188	191
Finance costs	37	88
Stock-based compensation	1,621	588
Foreign exchange gain	(232)	(128)
Change in fair value of derivatives	223	352
Adjusted EBITDA	142	(167)

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA
(expressed in thousands, except per share amounts)

As explained in other sections, the Corporation revenues are presently being generated by the nutraceutical segment. The nutraceutical segment is profitable. The cardiovascular and neurological segments conduct research activities and have incurred losses since inception. Quarterly data are presented below.

Fiscal year ending February 28, 2013
	Total	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	$	$	$	$	$
Revenue and other income	6,153	6,153
Adjusted EBITDA1	142	142
Net loss	(1,695)	(1,695)
Net loss attributable to the owners of the Corporation	(983)	(983)
Basic loss per share	(0.02)	(0.02)
Diluted loss per share	(0.02)	(0.02)

Fiscal year ended February 29, 2012
	Total	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	$	$	$	$	$
Revenue and other income	19,124	4,283	4,353	5,120	5,368
Adjusted EBITDA1	(2,593)	(167)	(908)	(743)	(775)
Net loss	(4,593)	(1,258)	(1,768)	(1,433)	(134)
Net (loss) profit attributable to the owners of the Corporation	(1,928)	(838)	(1,075)	(506)	491
Basic loss per share	(0.04)	(0.02)	(0.02)	(0.01)	(0.01)
Diluted loss per share	(0.04)	(0.02)	(0.02)	(0.01)	(0.01)

Fiscal year ended February 28, 2011
	Total	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	$	$	$	$	$
Revenue	16,583	4,145	4,088	4,272	4,078
Adjusted EBITDA1	258	664	836	62	(1,304)
Net (loss) profit	(1,693)	494	523	(498)	(2,212)
Net (loss) profit attributable to the owners of the Corporation	(410)	734	814	(218)	(1,740)
Basic (loss) earnings per share	(0.01)	0.02	0.02	(0.01)	(0.04)
Diluted (loss) earnings per share	(0.01)	0.02	0.02	(0.01)	(0.04)

Note: 1
The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results are unlikely to be comparable to similar measurements presented by other public corporations. Neptune obtains its Adjusted EBITDA measurement by adding to net income (loss), finance costs, depreciation and amortization, income taxes, foreign exchange gains and losses, loss from sale of property, plant and equipment and impairment of property, plant and equipment, incurred during the fiscal year. Neptune also excludes the effects of non-monetary transactions recorded, such as share-based compensation, changes in the fair value of derivatives and the recognition of investments tax credits from prior years for accounting purposes, for its Adjusted EBITDA calculation.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

SEGMENT DISCLOSURES

The Corporation has three reportable operating segments structured in three distinctive legal entities:  the first involves the production and commercialization of nutraceutical products (Neptune), the second is for the development and commercialization of pharmaceutical products for cardiovascular diseases (Acasti Pharma) and the third is for the development and commercialization of pharmaceutical products for neurological diseases (NeuroBioPharm).

For the period ended May 31, 2012, all revenues were generated by the nutraceutical segment, with the exception of a minor sale of Acasti’s non-pharmaceutical products. The continuity of all operations of the consolidated group is presently supported by Neptune revenues and recent financings in both Neptune and Acasti. Acasti operations are at the commercialization stage for the prescription medical food product, OnemiaTM, at the partnership negotiation stage for the OTC product, VectosTM, and at the Phase II clinical trial for prescription drug program, CaPreTM. As for NeuroBioPharm, operations are directed to product development in the Over-the-counter (OTC), prescription medical foods, and prescription drug products as well as pre-clinical research.

At this moment, NKO® and EKO™ are the only products sold in the nutraceutical market by Neptune. NKO® and EKO™ presently generate the same gross margins in the market where they are sold. In the case of Acasti and NeuroBioPharm, several products have been developed but none are presently generating revenue since Acasti has only recently begun its commercialization. Acasti Pharma and NeuroBioPharm have adopted the same development strategy as Neptune which is to generate short term revenue, with the OTC and prescription medical food products in their case. It is impossible for now to evaluate a precise timeline for the launch of any of NeuroBioPharm products as negotiation are ongoing with potential partners.

The consolidated treasury flows are explained in the following section. Except as described below, significant consolidated cash flows are consistent with those of the nutraceutical segment.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Selected financial information by segment is as follows:
(Expressed in thousands)
The following table show selected financial information by segments (net of inter segments eliminations):

Three-month period ended May 31, 2012
	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Revenues from external sales	6,139	14	-	6,153
Adjusted EBITDA	1,289	(888)	(259)	142
Net profit (loss)	48	(1,384)	(359)	(1,695)
Total assets	39,010	8,382	1,240	48,632
Working capital	13,067	7,532	1,051	21,650

Adjusted EBITDA calculation
Net profit (loss)	48	(1,384)	(359)	(1,695)
add (deduct)
Depreciation and amortization	186	2	-	188
Finance costs	36	1	-	37
Stock-based compensation	991	530	100	1,621
Foreign exchange gain	(195)	(37)	-	(232)
Change in fair value of derivatives	223	-	-	223
Adjusted EBITDA	1,289	(888)	(259)	142

Three-month period ended May 31, 2011
	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Revenues from external sales	4,283	-	-	4,283
Adjusted EBITDA	774	(727)	(214)	(167)
Net loss	(70)	(891)	(297)	(1,258)
Total assets	30,678	3,067	169	33,914
Working capital	18,495	2,363	(40)	20,818

Adjusted EBITDA calculation
Net loss	(70)	(891)	(297)	(1,258)
add (deduct)
Depreciation and amortization	189	2	-	191
Finance costs	87	1	-	88
Stock-based compensation	357	148	83	588
Foreign exchange (gain) loss	(141)	13	-	(128)
Change in fair value of derivatives	352	-	-	352

Adjusted EBITDA	774	(727)	(214)	(167)

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

OPERATING RESULTS

Revenue
Revenue for the first quarter continued to increase to a record amount of $6,153 for the three-month period ended May 31, 2012, representing an increase of 44% compared to $4,283 for the three-month period ended May 31, 2011. This increase in the Corporation’s revenue is mainly attributable to the aggressive penetration of the American, Canadian and Australian markets  of NKO® and EKO™, especially from important follow up orders from United States and Australia mainly attributable to consumer’s increasing awareness on the superiority of NKO® over fish oil and other krill oil.  The Corporation has managed to considerably increase its market share as well as its gross margin which has reached unprecedented level of 59%.

Virtually all of the Corporation’s sales are derived from the nutraceutical segments.

Gross Profit
Gross profit is calculated by deducting the cost of sales from revenue. Cost of sales consists primarily of costs incurred to manufacture products. It also includes related overheads, such as depreciation of property, plant and equipment, certain costs related to quality control and quality assurance, inventory management, sub-contractors and costs for servicing and commissioning.

The following table shows gross profit in dollars as well as a percentage of revenue for the three-month periods ended May 31, 2012 and May 31, 2011:

	Three Months Ended May 31,	Three Months Ended May 31,
	2012	2011
Gross profit	3,614	2,225
Gross profit as % of revenue	59%	52%

Gross profit for the first quarter ended May 31, 2012 amounted to $3,614 or 59% an increase of 7% compared to 52% or $2,225 for the same period in 2011. The increase in the first quarter was primarily due to the slight increase in pricing as well as better control over the production costs and increases in productivity.

Selling expenses
Selling expenses for the three-month periods ended May 31, 2012 and May 31, 2011 were as follows:

	Three Months Ended May 31,	Three Months Ended May 31,
	2012	2011
Selling expenses	571	648
Selling expenses as % of revenue	9%	15%

Selling expenses amounted to $571 or 9% of revenue in the first quarter ended May 31, 2012 compared to $648 or 15% of revenue for the corresponding period in 2011. The decrease in the first quarter was mainly due to the reduction in marketing expenses.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

General and Administrative Expenses
G&A expenses for the three-month periods ended May 31, 2012 and May 31, 2011 were as follows:

	Three Months Ended May 31,	Three Months Ended May 31,
	2012	2011
General and administrative expenses	2,963	1,812
General and administrative expenses as % of revenue	48%	42%

G&A expenses amounted to $2,963 or 48% of revenue in the first quarter ended May 31, 2012, compared to $1,812 or 42% of revenue for the corresponding period in 2011, an increase of $1,151 compared to the corresponding period in 2011. The increase over 2011 is mainly explained by increased stock based compensation expense of $690 for the three-month period ended May 31, 2012 because of additional grants during the quarter. The increase is also due to several hiring of new employees in Neptune to support the accelerated growth scheduled for fiscal 2013.

Research and Development Expenses
R&D expenses, net of tax credits, for the three-month periods ended May 31, 2012 and May 31, 2011 were as follows:

	Three Months Ended May 31,	Three Months Ended May 31,
	2012	2011
Research and development expenses, net of tax credits	1,778	736
Research and development expenses, net of tax credits as % of revenue	29%	17%

R&D expenses amounted to $1,778 or 29% of revenue in the first quarter ended May 31, 2012 compared to $736 or 17% of revenue for the corresponding period in 2011, an increase of $1,042 compared to the same period in 2011. The increase of $1,042 in the first quarter is mainly attributable to an increase in stock based compensation expenses of $338 and an increase in legal fees related to our Intellectual Property of $498.

Finance costs
Finance costs for the three-month periods ended May 31, 2012 and May 31, 2011 were as follows:

	Three Months Ended May 31,	Three Months Ended May 31,
	2012	2011
Finance costs	259	439
Finance costs as % of revenue	4%	10%

Finance costs amounted to $259 or 4% of revenue in the first quarter ended May 31, 2012 compared to $439 or 10% of revenue for the corresponding period in 2011, a decrease of $180 compared to the same period in 2011. This decrease is mainly attributable to the re-evaluation in the fair value of derivative financial instruments.

Foreign exchange gain
Foreign exchange gain for the three-month periods ended May 31, 2012 and May 31, 2011 were as follows:

	Three Months Ended May 31,	Three Months Ended May 31,
	2012	2011
Foreign exchange gain	232	128
Foreign exchange gain as % of revenue	4%	3%

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Foreign exchange gain amounted to $232 or 4% of revenue in the first quarter ended May 31, 2012 compared to $128 or 3% of revenue for the corresponding period of 2011, an increase of $104 compared to the same period in 2011. This increase is mainly attributable to the fluctuations of the US currency against the Canadian currency.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)
Adjusted EBITDA improved by $309 for the three-month period ended May 31, 2012 to $142 compared to ($167) for the three-month period ended May 31, 2011. The improvement for the three-month period ended May 31, 2012 is mainly attributable to the increased revenues and gross margin which have been also sufficient to cover an increase in both G&A and R&D expenses.

Net profit (Loss)
The Corporation realized a consolidated net loss for the three-month period ended May 31, 2012 of ($1,695) compared to ($1,258) for the three-month period ended May 31, 2011. The increase in the net loss is mainly attributable to the increase in stock-based compensation expense of $1,032 compared to the corresponding period of 2011.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities
During the three-month period ended May 31, 2012, the operating activities generated a decrease in liquidities of $2,125, compared to a decrease of $720 for the corresponding period ended May 31, 2011. The difference in the change in liquidities derived from the operating activities is mainly attributable to the lower earnings for the three-month period ended May 31, 2012 over the corresponding period of 2011, partially offset by higher non-cash charges, including the stock-based compensation expense. The decrease in liquidities is also caused by the changes in non-cash operating working capital items, especially by an increase in trade and other receivables of $620 and inventories by $2,114 resulting from the growth in the Corporation's business.

Investing Activities
During the three-month period ended May 31, 2012, the investing activities generated an increase in liquidities of $1,315. This increase is mainly due to the maturity of short-term investments for $3,339 partially offset by an increase in the acquisition of property, plant and equipment for $1,873, related primarily to the plant expansion in Sherbrooke. In 2011, investing activities generated a decrease in liquidities of $6,491, primarily from the net purchase of short-term investments of $6,909.

Financing Activities
During the three-month period ended May 31, 2012, the financing activities generated an increase in liquidities of $550. This increase is mainly due the net increase in loans and borrowings of $351. In 2011, financing activities generated an increase in liquidities of $10,753, primarily from funds raised from private placement $11,517 offset by repayment of loans and borrowings of $878.

Overall, as a result of cash flows from all activities, the Corporation decreased its cash by $195 for the three-month period ended May 31, 2012.

At May 31, 2012, the Corporation’s liquidity position, consisting of cash and short-term investments, was $12,956.

Also, at May 31, 2012, the Corporation had an authorized operating line of credit $1,570, of which $760 was available as well as an additional unused line of $200 for foreign exchange contracts.

The Corporation believes that its available cash and short-term investments, expected interest income, research collaborations and licensing agreements, research tax credits, loans and borrowings, funds available under our line of credit and access to capital markets should be sufficient to finance the Corporation’s operations and capital needs during the ensuing fiscal year. However, in light of the uncertainties associated with the regulatory approval process, clinical trial results, commercialization of nutraceutical products and the Corporation’s ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Corporation’s operations in the future.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Off Balance Sheet Arrangements and Contractual obligations

The Corporation has no off-balance sheet arrangements as at May 31, 2012, except for the following commitments:

In September 2011, the Corporation announced the conclusion of a Memorandum of Understanding (MOU) with Shanghai KaiChuang Deep Sea Fisheries Co., Ltd. (SKFC) to form a 50%/50% Joint Venture named Neptune-SKFC Biotechnology.  The Joint Venture will manufacture and commercialize Neptune’s krill products in Asia, the world's largest market for such products.  The initial cost of the project is expected to be USD$30,000 and will include the construction of a state of the art production facility using Neptune Proprietary Production Technology in China, as well as the development of a strong commercial distribution network for Asia.  According to the agreement, SKFC will supply all the raw materials and Neptune will provide a license to Neptune-SKFC Biotechnology allowing it rights of use of its Production Technology IP for the Asian Market in return of a significant up-front payment as well as for royalty payments.  The MOU is subject to approval by the boards of each party as well as by Chinese regulators.

In December 2011, the Corporation announced the official start of its Phase I plant expansion. Financing agreements in the amount of $15,500 were entered into shortly after the end of the third quarter. The financing is in the form of a standard loan in the amount of $9,000 bearing interest at prime rate plus 2% with a five-year term, an interest-free loan in the amount of $3,500 with a ten-year term, and a $3,000 government grant. As at May 31, 2012, the Corporation signed agreements amounting to approximately $1,100 with various suppliers with respect to the plant expansion.

In the normal course of business, a Corporation’s subsidiary has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products. The Corporation has reserved certain rights relating to these projects.

A Corporation’s subsidiary initiated research and development projects that will be conducted over a 12 to 24 month period for a total cost of $4,136. As at May 31, 2012, an amount of $225 is included in ''Trade and other payables'' in relation to these projects.

Contractual obligation

There were no material changes that affected our contractual obligations since February 29, 2012 except for the reimbursement of the operating credit line for $1,110 and the refundable contribution received from the federal government for $1,742.

Subsequent event

On June 21, 2012, NeuroBioPharm filed a Canadian preliminary non-offering prospectus to become a reporting issuer under Canadian securities regulation. Upon qualification of this prospectus with the securities regulatory authorities, 2,000,000 units of NeuroBioPharm will be distributed by way of dividend-in-kind, to the holders of record of the Corporation’s shares. Under the terms of the proposed distribution, the holder of record of the Corporation’s common shares on the record date will receive one unit for each lot of 24.90 common shares held. Each unit will consist of one Class A share of NeuroBioPharm and two of a Series 2011-1 warrant. The proposed distribution is subject to regulatory review and is expected to be finalized during the Corporation’s second quarter of fiscal 2013.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

FINANCIAL POSITION

The following table details the important changes to the balance sheet (other than equity) at May 31, 2012 compared to February 29, 2012:

Accounts	Increase (Reduction) (In Thousands of dollars)	Comments
Cash	(195)	See cash flows statement
Short-term investments	(3,325)	Maturity of short-term investments
Trade and other receivables	670	Extended terms for products launches
Inventories	2,114	Purchase of raw material for increased demand
Property, plant and equipment	4,235	Plant expansion project
Trade and other payables	3,065	Extended terms from raw material suppliers as well as plant expansion suppliers

See the statement of changes in equity for details of changes to the equity accounts from May 31, 2011.

PRIMARY ANNUAL FINANCIAL RATIOS

	May 31, 2012	February 29, 2012	May 31, 2011
Working Capital Ratio (current assets / current liabilities)1	2.88	3.62	4.64
Solvency Ratio (Loans and borrowings / Total equity)2	0.19	0.18	0.22

1
The Working Capital Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public corporations.

2
The Solvency Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public corporations.

The Corporation’s Working Capital Ratio slightly decrease during the three-month period ended May, 31 2012 compared to the periods ended February 29, 2012 and May 31, 2011 mainly due to the use of funds for managing the Corporation’s growth. The Corporation’s solvency ratio remained stable for the three-month period ended May 31, 2012 compared to the periods ended February 29, 2012 and to May 31, 2011.

RELATED PARTY TRANSACTIONS

Under the terms of an agreement entered into with a corporation controlled by an officer and director (which is also a shareholder of the Corporation), the Corporation is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period.  The annual amount disbursed cannot exceed net earnings before interest, taxes and amortization of the Corporation on a non-consolidated basis. For the three-month period ended May 31, 2012, total royalties included in operating expenses amounted to $61 (three-month period ended May 31, 2011 - $45). As at May 31, 2012, the balance due to this corporation under this agreement amounts to $114 (February 29, 2012 - $190). This amount is presented in the consolidated interim statement of financial position under ''Accounts payable and accrued liabilities''.

These transactions are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.  Refer to note 11 of the consolidated interim financial statements for key management personnel compensation.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The consolidated interim financial statements are prepared in accordance with IFRS. In preparing the consolidated interim financial statements for the three-month period ended May 31, 2012 and May 31, 2011, management made estimates in determining transaction amounts and statement of financial position balances. Certain policies have more importance than others. We consider them critical if their application entails a substantial degree of judgement or if they result from a choice between numerous accounting alternatives and the choice has a material impact on reported results of operation or financial position. The following section describe the Corporation’s most significant accounting policies and the items for which critical estimates were made in the consolidated interim financial statements and should be read in conjunction with the notes to the consolidated interim financial statements for the three-month period ended May 31, 2012 and May 31, 2011.

USE OF ESTIMATES AND JUDGMENT

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on the management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:
•	Assessing the recognition of contingent liabilities.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:
•	Utilization of tax losses;
•	Measurement of derivative financial liabilities and stock-based compensation; and
•	Collectability of trade receivable.

Refer to notes 2(d) and 3 of the consolidated annual financial statements.

Also, the Corporation uses its best estimate to determine which R&D expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

DISCLOSURE CONTROLS, PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Neptune, including the Chief Executive Officer and Chief Financial Officer, have designed disclosure controls and procedures (“DC&P”) to provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which the annual filings are being prepared, and information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. Also, management of Neptune, have designed internal control over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Corporation’s IFRS.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the three-month period ended May 31, 2012, the President and the CFO evaluated whether there were any material changes in internal control over financial reporting pursuant to MI 52-109. They individually concluded that there was no change during the three-month period ended May 31, 2012 that affected materially or is reasonably likely to affect materially the Corporation’s internal controls over financial reporting and disclosure controls and procedures.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

RISKS AND UNCERTAINTIES

This section describes the principal risks that could have a material adverse effect on our business, financial condition or results of operations, and cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements. A risk is the possibility that an event might happen in the future that could have a negative effect on our business, financial condition or results of operations. The actual effect of any event could be materially different from what we currently anticipate.

The risks described below are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition or results of operations.

New Products and Technological Change

The markets for our products are competitive; therefore, our success continues to depend upon market acceptance of our products, our ability to enhance those products and our ability to introduce new products and features to meet changing customer requirements. Our business, financial condition and results of operations could be adversely affected if we incur delays in developing new products or enhancements, or if such products or enhancements do not gain market acceptance.

Growth Management

The growth of our operations places a strain on managerial, financial and human resources. Our ability to manage future growth will depend in large part upon a number of factors, including our ability to rapidly:
•
hire and train sales and marketing staff to create an expanding presence in the evolving marketplace for our products, and to keep staff informed regarding the technical features, issues and key selling points of our products;

•	attract and retain qualified technical personnel in order to continue to develop reliable and saleable products and services that respond to evolving customer needs;
•	increase our production capacity to meet unexpected surges in demand for certain products manufactured in our facilities;
•	develop customer support capacity as sales increase, so that we can provide customer support without diverting resources from product development efforts; and
•
expand our internal management, financial and IT controls significantly, so that we can maintain control over our operations and provide support to other functional areas within the Corporation as the number of personnel and size of the Corporation increases.

Any failure to manage our growth or maintain profitability could have a material adverse effect on our business, financial condition and results of operations.

Penetration of Markets and Continued Growth

Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries to the extent we believe that we have identified attractive geographic expansion opportunities in the future, is subject to numerous factors, many of which are beyond our control. We cannot assure that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our business, financial condition and results of operations.

Intellectual Property

We must protect our proprietary technology and operate without infringing upon the intellectual property rights of others. We protect our intellectual property through a combination of patents, copyrights, trade secrets, trademarks, know-how and other proprietary information. This may not adequately protect our proprietary technology and intellectual property nor give us any competitive advantage. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or other intellectual property, or disclose such intellectual property or trade secrets. Unauthorized parties may attempt to copy aspects of our products or to obtain information we regard as proprietary. Policing unauthorized

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

use of our proprietary technology, if required, may be difficult, time-consuming and costly. Furthermore, there can be no assurance that our means of protecting our proprietary rights will be adequate. The cost of policing and defending infringement of our intellectual property and the failure to protect our proprietary rights could have a material adverse effect on our business, financial condition and results of operations.

Third Parties’ Allegations of Infringement

We cannot determine with certainty whether any existing third party patents or the issuance of any third party patent would require us to alter our technology, obtain licenses or cease certain activities. There has been substantial litigation regarding patent, trademark and other intellectual property rights involving technology corporations. If we are found to have infringed any patents, trademarks or other intellectual property, a jury or a judge could award significant damages and proscribe us from distributing our products that infringe the patents, trademarks or other intellectual property in jurisdictions in which such rights are effective. This could result in a material adverse effect on our business, results of operations and financial condition. It is likely that in the course of our business, we will receive communications of alleged infringement in the future. These disputes may not be settled on commercially reasonable terms and may result in long and costly litigation. Regardless of their merit, any such disputes could be time consuming and expensive to defend while diverting management’s attention and focus away from our business. Such disputes could also result in product shipment delays or stoppages and subject us to significant liabilities. In the case of disputes relating to intellectual property rights, we may be required to enter into costly royalty or licensing agreements or to modify or stop using the infringing technology. Consequently, such disputes could have a material adverse effect on our business, financial conditions and results of operations.

Unpredictable Quarterly Revenues and Operating Results

Our revenues are difficult to forecast and are likely to fluctuate significantly from quarter to quarter due to a number of factors, many of which are outside of our control. These factors include:

•	competitive conditions in our industry, including new products, product announcements and incentive pricing offered by our competitors;
•	our ability to hire, train and retain sufficient sales and professional services staff;
•	our ability to maintain existing relationships with customers and end users and to create new relationships with potential customers and end users;
•	varying size, timing and contractual terms of orders for our products, which may delay the recognition of revenue;
•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;
•	our ability to complete our service obligations related to product sales in a timely manner;
•	changes in our pricing policies and the pricing policies of our competitors;
•	timing of product development and new product initiatives.

In light of the foregoing, quarter-to-quarter comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of likely future performance or annual operating results. Reductions in revenue or net income between quarters or our failure to achieve expected quarterly earnings per share could cause the market price of our common shares to decline or have a material adverse effect on our business, financial condition and results of operations.

Additional funding Requirements and Access to Capital

The Corporation may require substantial additional funds to increase production capacity and/or for further research and development, scheduled clinical testing, regulatory approvals and the commercialization of its products. Neptune may seek additional funding for these purposes through public or private equity or debt financing, collaborative arrangements with other pharmaceutical corporations and/or from other sources. There can be no assurance that additional funding will be available on acceptable terms to permit successful commercialization of the Corporation’s products. Should the Corporation fail to obtain the necessary capital, it may be required to delay, reduce or eliminate one or more of its various research programs or seek financial support from one of its corporate partners or from third-parties who may require that the Corporation waive significant rights

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

regarding protection of its proprietary technologies or offer it financial support on less favourable terms than those normally acceptable to the Corporation.

Potential Changes to Gross Margin Percentages

If actual production costs are higher than anticipated, our gross margins will decrease. In addition, competitive pressures may force us to lower product prices, which may further decrease our margins if we are unable to offset that effect by cost-reduction measures. If gross margins are reduced with respect to an important product line or if sales of lower-margin products exceed sales of higher-margin products, our profitability may decrease and our business could suffer.

Reliance on Key Employees

Our prospective success will depend on the performance and continued service of our talented and dedicated workforce. Competition for high-level scientific, engineering, marketing, sales, and executive personnel is intense, particularly in our sector. In particular, because our R&D activities are primarily conducted in Québec, we are substantially dependent on that labour market to attract qualified scientists. There can be no assurance that we will be able to retain existing personnel or attract, hire and retain additional qualified personnel. The loss of service of key managers and executives, or the failure to attract, hire and retain additional key employees could materially affect our business.

Reliance on Manufacturing and Assembly Facilities

Our revenues are dependent on the continued operations of our manufacturing facility. The operation of our manufacturing facility in Sherbrooke involves some risks, including the failure or substandard performance of equipment, natural disasters, delays in obtaining raw production materials and components, plant shutdowns and labour disruptions. We do not generally carry a large inventory of finished products, and therefore any significant interruption in production could have a material adverse effect on our business, financial condition and results of operations.

Product Defects

If any of our products prove defective, we may be required to recall such products. A recall may cause us to incur significant expenses, disrupt sales and adversely affect our reputation and products, any one or a combination of which could have a material adverse effect on our business, financial condition and results of operations.

Third Party Suppliers

We rely on third-party limited groups of suppliers to provide us with raw materials necessary for the manufacture of our products. As a result of worldwide demand for and shortage of raw material, some suppliers have from time to time limited the quantity we may purchase. If we are unable to obtain sufficient raw material, our production and shipment of products will be delayed, we may lose customers and our profitability will be affected. Reliance on suppliers also reduces our control over production costs, delivery schedules, reliability and quality of raw materials. Any inability to obtain timely deliveries of quality raw materials, or any other circumstances that would require us to seek alternative suppliers, could adversely affect our ability to deliver products to our customers. In addition, we regularly outsource limited aspects of the manufacturing like softgels encapsulation to contract manufacturers which might create delays in their deliveries, could have a material adverse effect on our business, financial condition and results of operations.

Environmental Regulations

Our operations are subject to environmental regulations in each of the jurisdictions in which we conduct our business. Some of our ingredients contain substances that are regulated in various jurisdictions, which also add complexity in our product procurement operations as we need to comply with all health regulation bodies around the world. Ensuring compliance with these regulations and coordinating compliance activities with suppliers may results in additional costs to the Corporation and may result in disruption to operations. If we fail to timely comply with such regulations, we could face sanctions for such non-

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

compliance, and our customers further may refuse to purchase our products, which would have a materially adverse effect on our business, financial condition and results of operations.

Foreign Exchange

A substantial portion of our revenues is earned in US dollars and our revenues are exposed to US dollar and Euro currency fluctuations. From time to time, we use hedging contracts to minimize the downside risk from any fluctuations in our cash flows due to exchange rate changes. However, we do not hedge entirely the exposure related to any one foreign currency and we do not hedge our exposure at all with respect to certain foreign currencies. We generate approximately 65% of our worldwide revenue in US dollars and report our consolidated financial statements in Canadian dollars. If the US dollar weakens vis-à-vis the Canadian dollar, this will adversely impact our revenue and net earnings.

International Operations

We derive a significant portion of our revenues from international sales. We also plan to continue to expand our international sales and marketing efforts. There are a number of risks inherent in our international business activities, including unexpected changes foreign government policies concerning the import and export of goods and other regulatory requirements, tariffs and other trade barriers, costs and risks of localizing products for foreign countries, higher credit risks, potentially adverse tax consequences, limits on repatriation of earnings and the burdens of complying with a wide variety of foreign laws. Fluctuations in currency exchange rates could materially adversely affect sales denominated in currencies other than the Canadian dollar and cause a reduction in revenues derived from sales in a particular country. The financial stability of foreign markets could also affect our international sales and regional and international political, social and economic uncertainties can negatively impact our revenues and ability to collect our accounts receivable. There can be no assurance that such factors will not materially adversely affect the revenues from our future international sales and, consequently, our results of operations. In addition, revenues that we earn abroad may be subject to taxation by more than one jurisdiction, which could materially adversely affect our earnings. Each of these factors could have an adverse effect on our business, financial condition and results of operations.

Tax Matters Including R&D Tax Credits

Although we are of the view that all expenses and tax credits claimed by us, including R&D expenses and related tax credits, are reasonable and deductible and have been correctly determined, there can be no assurance that the Canadian taxation authorities will agree. If the Canadian taxation authorities successfully challenge such expenses or the correctness of such income tax credits claimed, our operating results could be adversely affected. If the Canadian taxation authorities reduce the tax credit either by reducing the rate of the grant or the eligibility of some R&D expenses in the future, our operating results will be adversely affected. The majority of our R&D activities are conducted at our plant in Sherbrooke, Québec. We participate in government programs with both the federal government and the Government of Québec that provide R&D tax credits based upon qualifying R&D expenditures. These expenditures primarily consist of the salaries of the persons conducting R&D activities. If these R&D tax credits are reduced or eliminated, this may adversely affect our business, financial condition and results of operations.

Credit Risk

In order to sustain our cash flows and net earnings, we must collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected, the provisions we take are based on management estimates and on our assessment of our customers’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to correctly invoice customers for our products in a timely manner, our collections could suffer resulting in a direct and adverse impact to our revenue, net earnings and cash flows. In addition, a prolonged economic downturn may impair our customers’ ability to pay for products already delivered, and ultimately cause them to default on existing agreements, in each case, causing a shortfall in revenue and impairing our future prospects.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Risks Relating to the Industry:

Competitive Environment

Our competitors may announce new products that better meet the needs of customers or changing industry standards. Increased competition may cause price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, financial condition and results of operations. Some of our competitors and potential competitors have significantly greater financial, technical, marketing, sales, service and other resources than we have. Some of these corporations also have a larger installed base of customers. There can be no assurance that we will succeed in providing competitively priced products at a quality and service level that will enable us to maintain and grow our market share.

Global Economic Uncertainties

We sell our products in approximately 30 countries worldwide. The large majority of our revenues are generated outside of Canada. We can neither predict the impact that current global economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. Economic slowdown in any of the regions in which we operate could result in higher inventory levels, reduced capital spending as well as increased competition and price declines in many sectors of the relevant economy. Our pricing, revenue and profitability could be negatively impacted as a result of these factors.

Risks related to the subsidiaries

Operations essentially consist in the development of new products and the conduct of clinical research studies on animals. The subsidiaries are considered development stage enterprises. Almost all research and development, administration and capital expenditures incurred by the subsidiaries since the start of operations are associated with the R&D projects.

The subsidiaries are subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Corporation in its license agreement, and the establishment of strategic alliances. The subsidiaries will have to finance their research and development activities and their clinical studies. To achieve the objectives of their business plan, the subsidiaries plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the subsidiaries will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.

The subsidiaries have incurred operating losses and negative cash flows from operations since inception. As at May 31, 2012, the subsidiaries current liabilities and expected level of expenses in the research and development phase of their drug candidates significantly exceed current assets. The subsidiaries liabilities at May 31, 2012 include large amounts due to the Corporation. The subsidiaries plans to rely on the continued support of the Corporation to pursue their operations, including obtaining additional funding, if required. The continuance of this support is outside of the subsidiaries control. If the subsidiaries do not receive the continued financial support from the Corporation or the subsidiaries do not raise additional funds, they may not be able to realize their assets and discharge their liabilities in the normal course of business. As a result, there exists a material uncertainty that may cast significant doubt about the subsidiaries ability to continue as a going concern and, therefore, realize their assets and discharge their liabilities in the normal course of business.

The financial statements of the subsidiaries have been prepared on a going concern basis, which assumes the subsidiaries will continue their operations in the foreseeable future and will be able to realize their assets and discharge their liabilities and commitments in the ordinary course of business. The subsidiaries financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported revenues and expenses that may be necessary if the going concern basis was not appropriate for their financial statements should the subsidiaries not receive additional financing from the Corporation or other sources.

Product Liability:

The Corporation has secured a $5,000 product liability insurance policy, renewable on an annual basis, to cover civil liability relating to its products. The Corporation also maintains a quality-assurance process that is QMP certified by the Canadian Food

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Inspection Agency (CFIA). Additionally, the Corporation has obtained Good Manufacturing Practices accreditation from Health Canada.

PROSPECTIVE STATEMENTS

This Management Analysis contains prospective information. Prospective statements include a certain amount of risk and uncertainty and may result in actual future Corporation results differing noticeably from those predicted. These risks include, but are not limited to: the growth in demand for Corporation products, seasonal variations in customer orders, changes to raw material pricing and availability, the time required to complete important strategic transactions and changes to economic conditions in Canada, the United-States and Europe (including changes to exchange and interest rates).

The Corporation based its prospective statement on the information available when this analysis was prepared. The inclusion of this information should not be considered a declaration by the Corporation these estimated results have been achieved.

ADDITIONAL INFORMATION

Updated and additional Corporation information is available from the SEDAR Website at www.sedar.com and from EDGAR Website at www.sec.gov

As at July 12, 2012, the total number of common shares issued by the Corporation and in circulation was 49,823,593 and Corporation common shares were being traded on the TSX under the symbol NTB and on NASDAQ Capital Market under the symbol NEPT. There were also 1,445,015 warrants and 6,275,750 options outstanding as at the same date. In addition, Acasti had 5,502,500 options, 5,728,600 Series 4 warrants and 750,000 Series 6 & 7 warrants outstanding. NeuroBioPharm had 546,250 options and 6,000,000 series 2011-1 warrants, 3,450,075 series 2011-2 warrants and 8,050,175 series 2011-3 warrants outstanding at this date.

/s/ Henri Harland	/s/ André Godin

Henri Harland	André Godin
President and Chief Executive Officer	Chief Financial Officer